Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
410 - 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.	Date of Material Change

November 30, 2010

Item 3.	News Release

The Company’s news release dated November 30, 2010, was disseminated by Marketwire, Incorporated on November 30, 2010.

Item 4.	Summary of Material Change

The Company announced the results of its Annual General Meeting of Shareholders held in Vancouver, BC, on November 29, 2010.

Item 5.	Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Richard Fifer, Executive Chairman of the Board of Directors of the Company, can be contacted at (604) 694-0021.

Item 9.	Date of Report

Dated November 30, 2010

PETAQUILLA MINERALS LTD.

Per: /s/ Richard Fifer
Richard Fifer
Executive Chairman of the Board of Directors

SCHEDULE "A"

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Richard Fifer

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Results of Annual General Meeting

Vancouver, BC – November 30, 2010: Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) announces the results of its Annual General Meeting of Shareholders (the “Meeting”) held in Vancouver, BC, on November 29, 2010.

At the Meeting, the following board members stood for election and were duly elected to hold office until the next Annual General Meeting: Raul Ferrer, Richard Fifer, David Kaplan and David Levy. Ernst & Young LLP, Chartered Accountants, was re-appointed as auditor of the Company for the ensuing year and the directors were authorized to fix the remuneration to be paid to the auditor. In addition, the Company’s shareholders approved, without amendment, two ordinary resolutions, the first of which approved the Shareholder Rights Plan dated October 18, 2010, and the second of which increased the maximum number of shares that may be issued under the Company’s stock option plan from 10,700,000 to 12,500,000.

Following the meeting, Richard Fifer, Petaquilla’s Executive Chairman, provided the Company’s latest corporate presentation, which is also available for viewing on the Company’s website.

No other business was brought before the meeting.

The Company was pleased to see that 49.26% of its outstanding shares were represented at the Meeting and wishes to thank its shareholders for the high voter turnout.

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is a gold producer operating its gold processing plant at its 100% owned Molejon Gold Project in Panama. The plant utilizes three ball mills and a carbon-in-pulp processing facility. Anticipated throughput for the project during the first year of commercial production is estimated to be 2200 tonnes per day. The Molejon mine site is located in the south central area of the Company’s 100% owned 842 square kilometer concession lands, a region known historically for its gold content

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
Executive Chairman of the Board

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.